
October 8, 2020

Daniel A. Doyle
Senior Vice President and Chief Financial Officer
Puget Energy, Inc.
355 110th Ave NE
Bellevue, WA 98004

      Re: Puget Energy, Inc.
          Registration Statement on Form S-4
          Filed October 2, 2020
          File No. 333-249282

Dear Mr. Doyle:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Karina Dorin, Attorney Advisor, at (202) 551-3763 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Energy & Transportation

cc: Andrew Bor